SCHLUETER & ASSOCIATES, P.C.

5655 SOUTH YOSEMITE STREET, SUITE 350

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

VIA EDGAR

November 27, 2024

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Alyssa Wall

Re:	MasterBeef Group Registration Statement on Form F-1 Filed November 12, 2024 File No. 333-283142

Dear Ms. Wall,

Please accept this letter as the response of MasterBeef Group (the “Registrant” or “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Registration Statement on Form F-1 filed with the Commission on November 12, 2024 (the “Registration Statement”). The Company is concurrently filing Amendment No. 1 to the Registration Statement (the “Amendment to Registration Statement”), which includes amendments in response to the Staff’s comments on the Registration Statement.

For your convenience, the Staff’s comments have been reproduced below, followed by the Registrant’s response.

Registration Statement on Form F-1

Capitalization, page 44

1.	You currently have a pro forma basis column for certain reorganization transactions which appear to be reflected in the balance sheet as of June 30, 2024. Please revise to eliminate this pro forma basis column, or tell us why this presentation is appropriate.

Response: The Registrant has revised its disclosure on page 44 of the Amendment to Registration Statement in response to this comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 49

2.	Where you discuss your profit for the six months ended June 30, 2024, acknowledge that it was due to a one-time gain on the sale of certain of your subsidiaries. Also, disclose that because such disposal occurred in May, you expect your revenues and profit will reflect a decline for the period ended December 31, 2024, given that you disposed of the brands that saw an increase in revenue for the six month period ended June 30, 2024, if true.

Response: The Registrant has included additional disclosure on page 49 of the Amendment to Registration Statement in response to this comment. The Registrant submits that due to the underperformance of the disposed brands in terms of their contribution to the Registrant’s profit, the disposal occurred in May 2024 does not necessarily lead to a decline in the Registrant’s profit for the year ending December 31, 2024.

Comparison of the Six Months Ended June 30, 2024 and 2023

Other Income and Gains, page 51

3.	You partially attribute the increase in other income and gains to the increase in income generated from suppliers’ rebate. Please tell us how this presentation is consistent with paragraph 11 of IAS 2 which states rebates should be deducted in determining the costs of purchase of inventories, or revise.

Response: The Registrant has revised its disclosure on page 51 of the Amendment to Registration Statement in response to this comment.

Raw Materials and Consumables Used, page 51

4.	You disclose that the increase in raw materials and consumables used costs as a percentage of revenue was primarily driven by the decrease in catering income. Please revise to disclose the underlying reasons, factors, and/or trends behind the change in the relationship between costs and revenues rather than a mathematical rationale. Make a similar change for your staff cost as a percentage of revenue fluctuation explanation on page 52.

Response: The Registrant has revised its disclosures on pages 51 and 52 of the Amendment to Registration Statement in response to this comment.

Unaudited Interim Condensed Consolidated Statement of Profit or Loss for the Six-Month Ended June 30, 2024 and 2023, page F-2

5.	You present separately impairment of property, plant and equipment and impairment of right-of-use assets for the six-month ended June 30, 2023 which relate to certain Chubby Bento restaurant outlets which were subsequently disposed. Please revise your interim income statement presentation to be consistent with the consolidated statements of profit and loss for the years ended December 31, 2023 and 2022 (i.e. impairment loss in respect of assets held for sale) in accordance with paragraph 45 of IAS 1. Make corresponding changes throughout the filing. Revise to disclose relevant information regarding impairment loss in respect of assets held for sale balance for the six-month ended June 30, 2023 in the notes to the interim financial statements in accordance with paragraph 112(c) of IAS 1.

Response: As disclosed in Note 10 to the Unaudited Interim Condensed Consolidated Financial Statements on page F-15 of the Amendment to Registration Statement, the Registrant’s management only formed its intention and plan to sell the Disposed Group on December 15, 2023 and it was expected that the Disposed Group would be sold within twelve months therefrom. Thus, the sale of the Disposed Group was not highly probable as at June 30, 2023 in accordance with IFRS 5 paragraph 7. The impairment of property, plant and equipment and impairment of right-of-use assets in relation to certain underperforming Chubby Bento restaurant outlets for the six-month ended June 30, 2023 was therefore not classified as “impairment loss in respect of assets held for sale” in the Unaudited Interim Condensed Consolidated Statement of Profit or Loss for the Six-Month Ended June 30, 2024 and 2023 and no change in the presentation is required.

Unaudited Interim Condensed Consolidated Statement of Cash Flows for the Six-Month Ended June 30, 2024 and 2023, page F-7

6.	Please tell us your consideration of presenting the line item “bank balances and cash transfer to assets classified as held for sale” for the interim period ended June 30, 2023 in accordance with paragraph 10 of IAS 34, or revise.

Response: As explained in the Registrant’s response to Comment No. 5 above, the sale of the Disposed Group was not highly probable as at June 30, 2023 in accordance with IFRS 5 paragraph 7. Therefore, the statement of cash flows for the interim period ended June 30, 2023 does not contain a line item named “bank balances and cash transfer to assets classified as held for sale”.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Six-Month Ended June 30, 2024 and 2023

5. Other Expenses, page F-13

7.	You disclose that administrative expenses include freight charges. Please tell us freight charges amounts for all periods presented and whether these freight charges relate to transport, handling, and other costs directly attributable to the acquisition of finished goods, and materials, or other costs incurred in bringing the inventories to their present location and condition. If so, tell us how this presentation is consistent with paragraphs 10 and 11 of IAS 2, or revise.

Response: The freight charges directly attributable to the procurement of food and beverages from the suppliers to the Group’s central warehouse or restaurant outlets in Hong Kong were borne by the suppliers. The freight charges presented in the administrative expenses merely represent the local transportation costs of food and beverages, mainly frozen food ingredients, from the Group’s central warehouse to the Group’s restaurant outlets within Hong Kong. These charges are not considered as part of the purchase costs incurred in bringing the inventories to their present location. Therefore, according to IAS 2 paragraph 10, such freight charges are not included in the raw materials and consumables used. Additionally, for the six-month ended June 30, 2024, the Group’s freight charges amounted to HK$2,139,932 (for the six-month ended June 30, 2023: HK$1,950,340), which only accounts for 2.8% (for the six-month ended June 30, 2023: 2.5%) of the raw materials and consumables used. The Registrant’s management considered that this amount is relatively immaterial.

13. Share Capital, page F-19

8.	Please address the following:

●	Given the reorganization transactions, revise to disclose that your ordinary shares are now denominated in US dollar and at $0.0005 per share.

●	Given multiple transactions during the interim period, revise to provide a reconciliation of the number of shares outstanding at the beginning and at the end of the period for the periods presented.

●	Revise to provide additional relevant information regarding all issuances and repurchases of your share capital, including amount paid/received, counterparties to issuances/repurchases, whether the counterparty is a related party, whether any the transactions were considered as compensation expenses or capital contributions, etc.

Response: The Registrant has revised its disclosure on page F-19 of the Amendment to Registration Statement in response to this comment.

18. Related Party Transactions, page F-22

9.	Please revise to disclose the terms and conditions of related party transactions outstanding balances (i.e. amounts due to directors and amounts due to a related company) in accordance with paragraph 18(b)(i) of IAS 24.

Response: The Registrant has included additional disclosure on page F-19 of the Amendment to Registration Statement in response to this comment.

Resale Prospectus Alternate Page, page Alt-1

10.	Please expand the disclosure in your resale prospectus to clearly state the price that each Resale Shareholder paid for the shares being registered for resale.

Response: The Registrant has revised its disclosure on page Alt-5 of the Amendment to Registration Statement in response to this comment.

The Company respectfully requests the Staff’s assistance in completing its review of the Amendment to Registration Statement as soon as possible. If you have any questions regarding the foregoing or desire further information or clarification, please do not hesitate to contact the undersigned at (303) 868-3382.

Thank you for your review.

Very truly yours,

/s/ Henry F. Schlueter
Henry F. Schlueter

C:	MasterBeef Group